SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT
OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT
OF 1934

FOR THE TRANSITION PERIOD FROM ______ TO ______

COMMISSION FILE NUMBER 0-12345

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

STILLWATER MINING COMPANY
401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

STILLWATER MINING COMPANY
PO BOX 1330
536 EAST PIKE AVENUE
COLUMBUS, MT 59019

REQUIRED INFORMATION

1.	Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan — Financial Statements and Schedules, December 31, 2003 and 2002 (With Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2003 and 2002, the related Statement of Changes in Net Assets Available For Benefits for the years then ended, and the related Notes to Financial Statements for the years then ended, together with the Supplemental Schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2003.

2.	Exhibit filed as part of this annual report: Exhibit 23 — Consent of KPMG LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY 401(K) PLAN

June 28, 2004	/s/ John R. Stark

Date	John R. Stark
Vice President, Human Resources,
Corporate Counsel and Secretary

STILLWATER MINING COMPANY
401(K) PLAN

Financial Statements and Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

STILLWATER MINING COMPANY
401(K) PLAN

Report of KPMG LLP, Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits — December 31, 2003 and 2002
Statement of Changes in Net Assets Available for Benefits — Years Ended December 31, 2003 and 2002
Notes to Financial Statements
Schedule
Schedule H, line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003	1
Consent of KPMG LLP

Report of Independent Registered Public Accounting Firm

To the Administrator of the
   Stillwater Mining Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Billings, Montana
May 18, 2004

STILLWATER MINING COMPANY
401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value (note 3):
Common stock	$3,456,191	892,393
Mutual funds	13,905,115	10,439,626
Money market account	804,876	802,503
Common/collective trust fund	1,073,943	718,385
Participant loans	611,046	652,292

Total investments	19,851,171	13,505,199
Receivables:
Employer contributions	85,573	83,730
Participant contributions and loan repayments	74,348	72,506

Total receivables	159,921	156,236

Net assets available for benefits	$20,011,092	13,661,435

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
401(K) PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003 and 2002

	2003	2002
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$4,744,489	(3,583,406)
Interest and dividends	187,601	183,113
Interest income on participant loans	52,077	43,494

Total investment income (loss)	4,984,167	(3,356,799)
Contributions:
Employer contributions:
Cash	—	3,960
Employer securities	1,050,414	1,154,368
Participant contributions	1,582,888	1,824,051
Participant rollovers	52,696	195,915

Total contributions	2,685,998	3,178,294
Deductions from net assets attributed to:
Distributions and withdrawals	1,370,781	1,172,031
Administrative expenses and other	46,424	80,615

Total deductions	1,417,205	1,252,646

Net increase (decrease) before net transfers from other company plan	6,252,960	(1,431,151)
Net transfers from other company plan	96,697	145,830

Net increase (decrease)	6,349,657	(1,285,321)
Net assets available for benefits:
Beginning of year	13,661,435	14,946,756

End of year	$20,011,092	13,661,435

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of Plan

On June 1, 1993, Stillwater Mining Company (the “Company”) established the Stillwater Mining Company 401(k) Plan (the “Plan”). The following description of the Plan provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all non-union employees of the Company, as defined in the Plan Document, and is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”). Employees are eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.

(b)	Plan and Trust Administration

The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Smith Barney Corporate Trust Company (the “Trustee”).

(c)	Contributions

Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 20% of eligible compensation as defined by the Plan Document. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation for the contribution period. The matching Company contribution may be made in Company common stock. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the year ended December 31, 2003.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company and are charged with an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

(e)	Vesting

Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100% cliff vested after three years of service.

(Continued)

STILLWATER MINING COMPANY
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Participant Loans

Participant loans shall not exceed the lesser of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant’s vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2003 ranged from 6.0% to 10.0%.

(g)	Payment of Benefits

Upon termination, retirement or death, participants or their beneficiaries may elect to receive an amount equal to the vested value of his or her account in either a lump-sum amount or in installments determined by the participant or their beneficiary.

(h)	Forfeitures

Forfeitures of terminated participants’ nonvested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $22,136 and $3,898, respectively. During 2003 and 2002, $54,478 and $55,689, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

The amount of forfeitures used to pay administrative expenses in 2003 and 2002 totaled $40,057 and $75,557, respectively.

(i)	Plan to Plan Transfers

Net transfers from other company plan includes $96,697 of net transfers from the Stillwater Mining Company Bargaining Unit 401(k) Plan for the year ended December 31, 2003. The Stillwater Mining Company Bargaining Unit 401(k) Plan covers union employees of the Company (as defined by the Plan Document) and, therefore, transfers to and from this plan occur when the union membership status of employees changes.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

2

STILLWATER MINING COMPANY
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(c)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

(d)	Investment Valuation and Income Recognition

Plan investments in mutual funds, the money market account and common stock are valued at fair value based on the market value or share price at the end of the year. Plan investments in common collective trust funds are valued based on the values of the underlying investments at the end of the Plan year. Participant loans are valued at principal amount. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

(e)	Expenses of the Plan

The Company may reimburse expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid with forfeitures, although some expenses, including but not limited to audit fees, legal expenses and other administrative costs, are paid by the Company.

(f)	Payment of Benefits

Benefits are recorded when paid.

(Continued)

3

STILLWATER MINING COMPANY
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets as determined by quoted market prices as of December 31:

	2003		2002
	Number of shares,		Number of shares,
	units or loans	Fair value	units or loans	Fair value
Stillwater Mining Company Stock – Common Stock	361,148	$3,456,191	166,805	$892,393
Mutual Funds and Money Market Account:
Dreyfus Premier Core Value Fund	72,223	1,981,805	68,673	1,481,269
Janus Twenty Fund	40,666	1,470,875	34,267	994,098
Royce Premier	98,934	1,276,254	97,800	918,339
Dreyfus Appreciation Fund	33,071	1,228,240	34,640	1,080,774
Scudder International Fund	30,668	1,177,666	30,601	929,061
Janus Fund	47,528	1,115,473	57,515	1,024,926
Smith Barney Government Portfolio	–	–	802,503	802,503

		8,250,313		7,230,970
Common/Collective Trust Fund:
MCM Stable Value Portfolio	79,570	1,073,943	55,381	718,385
Other investments less than 5% of the
Plan’s net assets:
Participant loans	89	611,046	84	652,292
Other		6,459,678		4,011,159

		$19,851,171		$13,505,199

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Common stock	$1,972,369	(1,192,841)
Mutual funds	2,739,390	(2,421,072)
Common/collective trust fund	32,730	30,507

	$4,744,489	(3,583,406)

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In addition, in the event of Plan termination, participants will be 100% vested in their accounts.

(Continued)

4

STILLWATER MINING COMPANY
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(5)	Related Party Transactions

Smith Barney Corporate Trust Company, the trustee as defined by the Plan, and CitiStreet Associates, LLC, the recordkeeper of the Plan, are subsidiaries of Citigroup Inc. Administrative fees paid by the Plan to CitiStreet Associates, LLC amounted to $46,424 and $80,615 for the years ended December 31, 2003 and 2002, respectively. Also, certain Plan investments are shares of mutual funds managed by subsidiaries of Citigroup Inc. These transactions qualify as allowable party-in-interest transactions.

The Company made matching contributions in Company common stock of $1,050,414 and $1,154,368 during the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Plan held $3,456,191 and $892,393, respectively, of Company common stock.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 5, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5

Schedule 1

STILLWATER MINING COMPANY
401(K) PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor	maturity date, rate of interest, collateral,	(d) Number	(e) Current
(a)	or similar party	par or maturity value	of units	value
*	Loans	Interest rates ranging from 6.0% to 10%	89	$611,046

				611,046
	Dreyfus Premier Core Value Fund	Mutual Fund	72,223	1,981,805
	Janus Twenty Fund	Mutual Fund	40,666	1,470,875
	Royce Premier	Mutual Fund	98,934	1,276,254
	Dreyfus Appreciation	Mutual Fund	33,071	1,228,240
	Scudder International	Mutual Fund	30,668	1,177,666
	Janus Fund	Mutual Fund	47,528	1,115,473
	MCM Stable Value Portfolio	Common/Collective Trust Fund	79,570	1,073,943
*	Smith Barney Money Market Govern	Money Market Account	804,876	804,876
	Dreyfus Emerging Markets	Mutual Fund	47,659	801,154
	Strong Government Securities	Mutual Fund	62,503	680,031
	Janus Enterprise	Mutual Fund	21,761	678,284
	Barron Asset	Mutual Fund	14,435	632,672
	Wasatch Ultra Growth Fund	Mutual Fund	18,919	532,939
	American Cent-Inc. & Growth Inv.	Mutual Fund	18,395	509,536
	Dreyfus Founders Discovery Fund	Mutual Fund	19,546	507,815
*	CITI S&P 500 Index Shares	Mutual Fund	44,454	503,220
	CS Warburg Glob Fix-Inc	Mutual Fund	35,225	355,768
	ING GNMA Income	Mutual Fund	25,232	222,794
	Loomis Bond Fund	Mutual Fund	12,545	167,100
	T Rowe Price High Yield	Mutual Fund	9,018	63,489

				15,783,934
*	Stillwater Mining Company	Common Stock	361,148	3,456,191

				3,456,191
				$19,851,171

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

STILLWATER MINING COMPANY
401(K) PLAN

EXHIBIT INDEX

Exhibit	Document
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.